15046733

*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
~~8-80164847~~

8-67064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 13 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake — 312-461-5126 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Harris Financial Advisors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA L ENG
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/09/15

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO HARRIS FINANCIAL ADVISORS, INC.

(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Harris Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc., a wholly owned subsidiary of BMO Financial Corp., (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Harris Financial Advisors, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 26, 2015

BMO HARRIS FINANCIAL ADVISORS, INC.

(A Wholly-Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	1,543,494
Securities purchased under agreements to resell		15,000,000
Receivable from clearing broker-dealer and organization		801,699
Receivable from affiliates		148,221
Securities owned, at fair value		109,537
Accounts receivable		1,218,786
Deferred tax assets, net		2,455,167
Prepaid expenses		900,345
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $826,783		490,764
Intangible assets, less accumulated amortization of $152,310		316,740
Total assets	$	22,984,753

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	1,091,417
Accrued compensation and related benefits		8,570,121
Accounts payable and accrued expenses		1,132,082
Payable to clearing broker-dealer and organization		134,859
Principal short securities		37,298
Total liabilities		10,965,777
Stockholder's equity:		
Common stock, no par value, 1.009 issued and outstanding; $1 par value, 2,358 issued and outstanding		2,358
Additional paid-in capital		26,616,109
Accumulated deficit		(14,583,336)
Accumulated other comprehensive loss		(16,155)
Total stockholder's equity		12,018,976
Total liabilities and stockholder's equity	$	22,984,753

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Harris Financial Advisors, Inc., (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. (the Bank) branch locations. The Company offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Company acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc. As part of a clearing agreement, Pershing provides the Company with certain back office support and clearing services. The Company also offers and sells life and long-term care insurance products to its customers.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) *Use of Estimates*

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) *Cash*

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) *Securities Purchased under Agreements to Resell*

Securities purchased under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities and are carried at contract amount plus accrued interest which approximates fair value. These highly liquid securities have original maturities at the date of purchase of 90 days or less.

The Company's policy is to take possession of securities purchased (with a market value equal to or greater than the principal amount loaned under resale agreements) under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty.

(Continued)

In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

(e) ***Securities Owned, at Fair Value***

Securities owned, at fair value include securities held in firm-owned accounts at the Company's clearing broker. Securities are classified as trading securities and are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement.*

(f) ***Receivable from and Payable to Clearing Broker-Dealer and Organization***

Receivable from clearing broker-dealer and organization consists of cash deposits of $105,000 and revenues earned from customer transactions conducted through the clearing broker of $696,699. Payable to clearing broker-dealer and organization consists of expenses incurred from customer transactions conducted through the clearing broker of $134,859.

(g) ***Income Taxes***

Accounting Standard Codification (ASC) Topic 740, Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities future tax consequences of events that have been recognized in an entity's statement of financial condition or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company's Federal taxable income is included in a consolidated Federal tax return with the Parent and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included with other affiliates in combined state tax returns in other states. The Company is party to a tax sharing agreement with its Parent, under which the Company records its provision for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal and state consolidated returns based upon its current tax benefit or liability.

The Company recognizes penalties and accrued interest related to its unrecognized tax benefits in income tax expense.

(Continued)

(h) ***Securities Transactions***

The Company buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a trade-date basis and, if material, adjustments are made on a settlement-date basis. Securities owned by the Company are carried at fair value.

(i) ***Intangible Assets***

Intangible asset consists of customer relationships acquired during 2012 from a former affiliate in the amount of $469,050. The intangible asset is being amortized on an accelerated basis over a period of 16 years and the carrying value was $316,740 at December 31, 2014.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(Continued)

As of December 31, 2014, the Company's securities owned measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Securities purchased under agreement to resell	$ 15,000,000	—	—
Securities owned, at fair value	109,537	—	—
Principal short securities	(37,298)	—	—
Total	$ 15,072,239	—	—

The FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements* in *U.S. GAAP and IFRS*, in May 2011. The update provides guidance about how fair value should be applied where it is already required or permitted under U.S. GAAP and International Financial Reporting Standards (IFRS). The update results in common requirements for fair value measurement and disclosure in U.S. GAAP and IFRS and does not extend the use of fair value. The amendment was effective for the Company for the annual reporting period ending December 31, 2014. The adoption of this ASU did not have an impact on the Company's financial position or results of operations.

Determination of Fair Value

Securities owned are recorded at fair value based on prevailing market prices for securities. Cash, receivables from brokers, dealers and clearing organizations, and other receivables/payables are recorded at amounts that are approximate fair value due to their high liquid nature and short maturity.

(4) Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through October 2015. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $548,606.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2014 are presented below:

(Continued)

Deferred tax assets:		
Deferred employee compensation	$	965,635
State tax loss carryforwards		644,189
Employee benefit plans		1,461,780
Depreciation		30,303
Other		86,994
Gross deferred tax assets		3,188,901
Valuation allowance		(742,399)
Deferred tax assets, net of valuation allowance		2,446,502
Tax effect of fair value adjustments on pension and post-retirement benefits recorded directly to stockholder's equity		8,665
Net deferred tax assets	$	2,455,167

A valuation allowance of $742,399 exists at December 31, 2014 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. The valuation allowance decreased by $97,304 in 2014 as the valuation allowance on state loss carryforwards were reduced for the current utilization of certain state tax loss carryforwards. Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2014.

State tax loss carryforwards at December 31, 2014 of approximately $12,787,872 will expire in varying amounts in the years 2025 through 2026.

At December 31, 2014, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2014.

The Internal Revenue Service is currently examining the 2009 and 2010 consolidated returns. As of December 31, 2014, no adjustments have been proposed that would have a material impact on the Company's effective tax rate.

(6) Related-Party Transactions

Cash represents $1,543,494 maintained at the Bank.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent.

(Continued)

During the year the Company entered into mutual account succession agreements with the Bank, wherein the parties reimburse each other for customer assets under management transferred to and from the Company. The Company also received portfolio management services from an affiliate as part of an intercompany service agreement. Included in accounts payable accrued expenses is $245,474 for fees earned by the affiliate. The Company also provides back office support to the Bank's employee benefits business. The Company receives referrals from the Bank for insurances product sales for their customers.

The Company may enter into agreements with entities related through common ownership for various support services. Intercompany services provided to the Company include affiliated provider fees for support services and operating expenses primarily relating to communications and technology. Intercompany services provided to the Bank relate primarily to compliance and customer support. At December 31, 2014, the receivable from affiliates is $148,221 with $138,190 representing costs incurred on behalf of BMO Asset Management Corp., a subsidiary for the Bank, and submitted for reimbursement and $10,031 representing the cash balance outstanding with BMO. The payable to affiliates is $1,091,417 for expenses incurred by the Parent and charged to the Company for technology charges, rent expense, and other miscellaneous expenses.

(7) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by the Parent. Most of the employees participating in retirement plans are included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by the Parent (the Medical Plan), which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

Through a prior acquisition, the Corporation assumed obligations associated with unfunded supplemental retirement plans that provide retirement benefits to former key executives.

The Company recognizes an allocated share of the Parent's pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plans overfunded status or a liability for a plans underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

(Continued)

(8) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Receivable from and Payable to Clearing Broker-Dealer and Organization

Amounts receivable from and payable to clearing broker-dealer and organization at December 31, 2014, consist of the following:

		Receivable	Payable
Fees and commissions receivable/payable	$	696,699	(134,859)
Deposit with clearing broker-dealer and organization		105,000	—
	$	801,699	(134,859)

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company paid a dividend of $4,000,000 to the Parent in March 2014, and then in July 2014, the Company returned $10,000,000 of capital to the Parent. At

(Continued)

December 31, 2014, the Company's net capital of $6,213,225 was in excess of the minimum requirement by $5,500,719.

(11) Subsequent Events

The Company performed an evaluation of subsequent events through February 26, 2015 the statement of financial condition were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the statement of financial conition as of December 31, 2014.